United States securities and exchange commission logo





                            June 24, 2022

       John E. Adent
       President and Chief Executive Officer
       Neogen Corporation
       620 Lesher Place
       Lansing, MI 48921

                                                        Re: Neogen Corporation
                                                            Revised Preliminary
Proxy Statement on Schedule 14A
                                                            Filed June 9, 2022
                                                            File No. 000-17988

       Dear Mr. Adent:

              We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to the comment by amending your filing and providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Revised Preliminary Proxy Statement on Schedule 14A filed June 9, 2022

       General

   1. Please revise your disclosure in light of our remaining comments on the related Form S-4.
 John E. Adent
FirstName  LastNameJohn E. Adent
Neogen Corporation
Comapany
June       NameNeogen Corporation
     24, 2022
June 24,
Page 2 2022 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Abby Adams at (202) 551-6902 or Christine Westbrook at
(202) 551-
5019 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Michael J. Aiello, Esq.